Nomad Royalty Company Ltd.
(formerly Guerrero Ventures Inc.)

Management Discussion and Analysis
For the year ended December 31, 2020

This management discussion and analysis (“MD&A”) for Nomad Royalty Company Ltd. (“Nomad” or the “Company”) and its subsidiaries should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) (the “Financial Statements”). The information contained in this MD&A is as of March 30, 2021 and all monetary amounts are expressed in U.S. dollars, Nomad’s reporting currency, unless otherwise noted.

2020 Annual Report     Management’s Discussion & Analysis

2020 Annual Report     Management’s Discussion & Analysis
Highlights - 2020
•Gold ounces earned of 2,746 and 11,475 for the three months and year ended December 31, 2020, respectively (2,450 and 9,800 for the three months and year ended December 31, 2019, respectively).
•Silver ounces earned of 64,568 and 217,401 for the three months and year ended December 31, 2020, respectively (138,209 and 292,861 for the three months and year ended December 31, 2019, respectively).
•Gold equivalent ounces sold(1) of 3,587 and 14,870 for the three months and year ended December 31, 2020, respectively (3,084 and 12,233 for the three months and year ended December 31, 2019, respectively). Including cash received at closing of the RTO Transaction (as defined herein), the gold equivalent ounces sold(1) attributable to Nomad amount to 3,587 and 17,504 for the three months and year ended December 31, 2020.
•Revenues of $6.8 million and $26.8 million for the three months and year ended December 31, 2020, respectively ($4.6 million and $17.4 million for the three months and year ended December 31, 2019, respectively).
•Net income of $11.3 million and $20.1 million for the three months and year ended December 31, 2020, respectively (net income of $1.5 million and $2.0 million for the three months and year ended December 31, 2019, respectively).
•Adjusted net income(1) of $1.3 million and $9.7 million for the three months and year ended December 31, 2020, respectively ($3.2 million and $11.7 million for the three months and year ended December 31, 2019, respectively).
•Gross profit of $1.7 million and $4.5 million for the three months and year ended December 31, 2020, respectively ($0.05 million and $0.1 million for the three months and year ended December 31, 2019, respectively).
•Cash operating margin(1) of $5.9 million and $24.1 million for the three months and year ended December 31, 2020 representing 86% and 90% of revenue and cash operating margin per ounce(1) of gold sold of $1,625 and $1,653, respectively ($4.4 million and $16.7 million for the three months and year ended December 31, 2019 representing 96% and 96% and cash operating margin per ounce(1) of gold sold of $1,498 and $1,430, respectively). Including cash received at closing of the RTO Transaction, the cash operating margin(1) attributable to Nomad amounts to $5.9 million and $27.2 million for the three months and for the year ended December 31, 2020, respectively.
•Completed the reverse take-over transaction comprised of two related vend-in transactions as well as a concurrent private placement of subscription receipts in an amount of $9.7 million (CAD $13.3 million).
•Graduated from TSX Venture Exchange to Toronto Stock Exchange (“TSX”) under the symbol “NSR”.
•Commenced trading on OTCQX under the symbol “NSRXF”.

2020 Annual Report     Management’s Discussion & Analysis
•Completed the acquisition of a 1% net smelter return (“NSR”) royalty on the Troilus Gold Project located in Québec, Canada for a cash consideration of $1.9 million (CAD $2.5 million) and the issuance of 5,769,231 units of the Company, each comprised of one common share and one-half of a common share purchase warrant of the Company.
•Completed the acquisition of Valkyrie Royalty Inc., the owner of a 0.5% to 3% NSR royalty on the Moss Gold Mine located in Arizona, United States (the “U.S.A.”) through the issuance of 7,399,970 common shares of the Company.
•Completed the acquisition of Coral Gold Resources Ltd. (“Coral”), the owner of a sliding-scale 1% to 2.25% NSR royalty on Nevada Gold Mines' Robertson property located in Nevada, U.S.A., for cash consideration of $1.9 million (CAD $2.5 million) and 39,994,252 units of Nomad, each such unit being comprised of one common share and one-half of a common share purchase warrant of the Company.
•Completed the acquisition of a 0.21% NSR royalty on the Blackwater Gold Project located in central British Columbia, Canada for total $1.8 million cash consideration (CAD $2.2 million) and the issuance of 1,583,710 common shares of the Company, of which $0.9 million cash consideration (CAD $1.1 million) was paid and 791,854 common shares were issued in 2020.
•Closed a revolving credit facility with a syndicate of banks for $50 million with the option to increase to $75 million.
•Adopted an annual dividend policy of CAD $0.02 per share, payable quarterly, representing quarterly dividend of CAD $0.005 per common share. A total amount of $4.2 million was declared during the year.
•Filed a short form base shelf prospectus pursuant to which the Company may, from time to time, during the 25-month period from the date of the prospectus, offer to sell up to $300 million of securities of the Company.
•Completed a secondary offering by Yamana Gold Inc. of 22,750,000 common shares of Nomad.
•Joined the United Nations Global Compact committed to voluntarily aligning its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. Nomad’s short-term focus will be on four Sustainable Development Goals: Quality Education, Gender Equality, Clean Water and Sanitation and Climate Action.

2020 Annual Report     Management’s Discussion & Analysis
Subsequent to 2020 Highlights
•On February 19, 2021, the Board of Directors of the Company declared a quarterly dividend of CAD $0.005 per common share payable on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.

(1) Adjusted net income, Cash operating margin, Cash operating margin per ounce and Gold equivalent ounces are non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.

2020 Annual Report     Management’s Discussion & Analysis
Description of the Business

Nomad is a gold and silver stream and royalty company that purchases rights to a certain percentage of the gold or silver produced from a mine, generally for the life of the mine. Nomad owns a portfolio of 14 royalty, stream and gold loan assets, of which six are on currently producing mines and one which is on a project expected to begin production in the first half of 2021. Nomad plans to grow its low-cost production profile through the acquisition of additional producing and near-term producing gold and silver streams and royalties and intends to focus on a high degree of diversification both in terms of the number of assets and jurisdictions.
The Company was continued as a federal corporation pursuant to the Canada Business Corporations Act in December 2019. In conjunction with a reverse take-over, the Company changed its name from Guerrero Ventures Inc. (“Guerrero”) to Nomad Royalty Company Ltd. Nomad’s common shares commenced trading on the Toronto Stock Exchange (“TSX”) on May 29, 2020 under the symbol “NSR”. Nomad's common shares are also quoted for trading on the OTCQX market and the Frankfurt Stock Exchange under the symbols “NSRXF” and “IRLB”, respectively.
COVID-19
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The spread of COVID-19 around the world in 2020 has caused significant volatility in Canada, U.S. and international markets. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company cannot be predicted with certainty.
The operating mines on which the Company holds royalty, stream and other interests were impacted to a different extent for each mine:
•Premier Gold Mines Limited (“Premier Gold”): Mining activities at South Arturo Mine (Nevada, U.S.A.) continued with no significant interruption. The Mercedes Mine (Mexico) was placed on care and maintenance following a decree from the Mexican Federal Government which took effect on March 30, 2020 and which listed gold mining as a non-essential service. The Mercedes Mine restarted its operations, following a decree from the Mexican Health Ministry on May 13, 2020 that amended the March 30, 2020 decree to include, effective June 1, 2020, mining as an essential service. Operations at the Mercedes Mine restarted in July following a two-month suspension.
•Allied Gold Corp.: Operations at the Bonikro Mine (Côte d'Ivoire) have not been interrupted to date.
•Blyvoor Gold Capital (Pty.) Ltd.: The development of the Blyvoor Gold Mine (South Africa) was temporarily impacted due to the COVID-19 pandemic. Ramp-up is now continuing.
•Equinox Gold Corp.: RDM Gold Mine (Brazil) restarted full operations in April 2020 after a previously announced short-term suspension of mining activities in compliance with a municipal restriction.
•Heron Resources Limited (“Heron Resources”): The Woodlawn Mine’s (Australia) operations were suspended and the project was put on care and maintenance in March 2020, in response

2020 Annual Report     Management’s Discussion & Analysis
to a number of factors, including the COVID-19 pandemic, its impact on global demand for commodities, the price of zinc and the extraordinary travel restrictions imposed by the Australian federal and state governments. The Woodlawn Mine currently remains on care and maintenance and Heron Resources has initiated a strategic process.
Reverse Take-over Transaction
On May 27, 2020, Nomad completed the reverse take-over transaction (the “RTO Transaction”) comprised of two related vend in transactions as well as a concurrent private placement of subscription receipts for aggregate gross proceeds to the Company of an amount of $9.7 million (CAD $13.3 million).
The RTO Transaction involved the acquisition by Nomad of an aggregate of six stream and gold loan assets from Orion Mine Finance Fund II LP, Orion Mine Finance Fund III LP, OMF Fund II (Li) LP and OMF Fund III (Mg) Ltd. (collectively, the “Orion Group”) for total consideration of $268.3 million (including $221.8 million for the Orion Fund II Portfolio and $46.5 million for the Bonikro Gold Stream) as well as the acquisition of three royalties and a commercial production payment from Yamana Gold Inc. and one of its affiliates (collectively, the “Yamana Group”) for total consideration of $65 million (the “Yamana Portfolio”).
The Company satisfied the purchase price payable to the Orion Group by issuing 396,455,965 common shares at a price of CAD $0.90 per share. Additionally, the Company satisfied the purchase price of the Yamana Portfolio by issuing 66,500,000 common shares to the Yamana Group at a price of CAD $0.90 per share and by paying $20 million in cash (the “Yamana Cash Consideration”). Pursuant to a Deferred Payment Agreement between the Company and the Yamana Group, the Company will pay $10 million of the Yamana Cash Consideration through a deferred payment (the “Deferred Payment”), which has a 2-year term (subject to an early redemption feature) and bears interest at an annual rate of 3%. The principal amount of the deferred payment and interest thereon is convertible, at any time, at the option of the Yamana Group into common shares of the Company at a price of CAD $0.90 per share.
In connection with the RTO Transaction, the Company completed a private placement of 14,777,778 subscription receipts for gross proceeds of $9.7 million (CAD $13.3 million) through a syndicate of securities dealers (the “Financing”). A portion of the proceeds from the Financing was used to fund the cash component of the consideration payable to the Yamana Group. Upon completion of the vend-in transactions with the Orion Group and the Yamana Group, each subscription receipt issued under the Financing was automatically exchanged for one common share of the Company.
At the completion of the RTO Transaction and the Financing, Nomad had 511,015,979 common shares issued and outstanding, of which the Orion Group held 396,455,965 shares (77.58%) and the Yamana Group held 66,500,000 shares (13.01%).
In connection with the RTO Transaction, Nomad, the Orion Group and the Yamana Group entered into an investor rights agreement dated May 27, 2020 (the “IRA”) which is governing the relationship of Nomad with the Orion Group and the Yamana Group as shareholders of the Company and providing both the Orion Group and the Yamana Group with nomination rights to the Board of the Directors of the Company, registration rights as well as the right to maintain their respective ownership interest in the Company. Pursuant to the IRA, the common shares of Nomad issued to the Orion Group in the RTO Transaction were subject to a 12-month lockup period while those issued to the Yamana Group were subject to a six-month lockup period.

2020 Annual Report     Management’s Discussion & Analysis
The capital structure of Nomad was unchanged from Guerrero’s previous capital structure, other than for the issuance of the shares as part of the RTO Transaction and the concurrent private placement. The RTO Transaction resulted in a reverse take-over of Guerrero by the Orion Fund II Portfolio, whereby the Orion Fund II Portfolio was deemed to have acquired control of Guerrero through the deemed issuance of 33,282,236 common shares to Guerrero’s shareholders based on Guerrero’s net assets as at May 27, 2020. Guerrero did not constitute a business before the RTO Transaction and as such the deemed acquisition was accounted for as an acquisition of assets and assumption of liabilities.
The RTO Transaction also led to the acquisitions of the Bonikro Gold Stream (as defined herein) and the Yamana Portfolio by the Company, which have been recorded as acquisitions of assets as neither the acquired assets and assumed liabilities constitute businesses under IFRS 3 Business Combinations. The net assets of the Bonikro Gold Stream and the Yamana Portfolio acquired were recorded at the fair value of the consideration paid and allocated to the assets and liabilities based on their estimated relative fair values as at May 27, 2020.
Pursuant to each of the vend in agreements dated February 23, 2020 entered into between Nomad and each of the Orion Group and the Yamana Group in connection with the RTO Transaction, Nomad had a right to all cash flow generated from the assets included in the vend-in agreements effective January 1, 2020. As such, the Orion Group paid $8.6 million to Nomad at the closing of the RTO Transaction. The table below shows the deliveries related to the cash receipt of $8.6 million at the closing of the transaction and information on presentation of each amount in the Financial Statements:

	January 1 to May 27, 2020
	Gold equivalent ounces sold(1)	Total revenues (in $000s)	Cash margin(1) (in $000s)	Notes
Premier Gold Prepay Loan	2,450	3,962	3,962	(2)
Bonikro Gold Stream – cash settled	2,633	3,149	3,149	(3)
Mercedes and South Arturo Silver Streams	400	587	469	(4)
Woodlawn Silver Stream	543	887	710	(5)
Sub-total	6,026	8,585	8,290
Premier Gold Prepay Loan – interest	—	—	311	(6)
Total	6,026	8,585	8,601
Notes:
(1) Gold equivalent ounces sold and Cash margin are non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.
(2) Revenues related to the Premier Gold Prepay Loan (as defined herein) and the non-cash purchased cost of gold for the period before the closing of the RTO Transaction are presented in the statement of income of Nomad as they are included in the Orion Fund II Portfolio.
(3) Other income, reflecting the revenues net of purchased cost of gold for the Bonikro Gold Stream settled in cash, is presented in the statement of cash flows, investing activities of Nomad for $3.1 million (the “Bonikro Cash Adjustment”). As the Bonikro Gold Stream has been recorded as acquisition of assets on the closing date of May 27, 2020, revenues, cost of goods sold and depletion for the period before that date are not reflected in the statement of income of Nomad.
(4) Revenues related to the Mercedes and South Arturo Silver Stream (as defined herein) and the purchased cost of silver for the period before the closing of the RTO Transaction are presented in the statement of income of Nomad. In addition, amounts of $1.7 million and $0.3 million are included in revenues and purchased cost of silver respectively, which were not attributable to Nomad.

2020 Annual Report     Management’s Discussion & Analysis
(5) Revenues related to the Woodlawn Silver Stream, other income related to the Woodlawn Lead Marketing Fee and the purchased cost of silver for the period before the closing of the RTO Transaction are presented in the statement of income of Nomad.
(6) Interest on the Premier Gold Prepay Loan is presented in the statement of income of Nomad and is included in the change in fair value of the Premier Gold Prepay Loan.
The following tables illustrate the impact of the Bonikro Cash Adjustment on Nomad’s results of operations for the year ended December 31, 2020:

For the year ended December 31, 2020:
	Attributable GEOs earned(¹),(²)	Attributable GEOs(¹),(²) sold	Revenues ($000)	Cash costs(²) ($000)	Bonikro Cash Adjustment ($000)	Cash operating margin(1),(²) and cash acquired ($000)
Premier Gold Prepay Loan	6,700	6,700	11,689	—	—	11,689
Bonikro Gold Stream	6,678	6,678	7,454	1,489	3,149	9,114
Mercedes and South Arturo Silver Streams	1,823	2,720	5,083	975	—	4,109
Woodlawn Silver Stream	675	675	1,154	226	—	928
RDM Gold Royalty	620	620	1,178	—	—	1,176
Moss Gold Royalty	111	111	208	—	—	208
Total	16,607	17,504	26,766	2,690	3,149	27,224
(1) GEOs earned, GEOs sold, Cash costs and Cash operating margin are non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.
(2) Attributable to Nomad.
Acquisition of Assets

On May 27, 2020, the Company completed the acquisitions of the Bonikro Gold Stream and the Yamana Portfolio, comprised of the RDM Gold Royalty, the Gualcamayo Gold Royalty and the Suruca Gold Royalty. The acquisitions are described in the section Reverse Take-over Transaction.
On July 31, 2020, the Company completed the acquisition of a net smelter return (“NSR”) royalty on the Troilus Gold Project. The Company satisfied the purchase price payable to a private vendor by issuing 5,769,231 units of the Company, each comprised of one common share and one-half of a common share purchase warrant and by paying $1.9 million in cash.
On September 28, 2020, the Company completed the acquisition of Valkyrie Royalty Inc., the owner of a 0.50% to 3% NSR royalty on the Moss Gold Mine by issuing 7,399,970 common shares.

On August 23, 2020, Nomad entered into a definitive arrangement agreement with Coral, whereby the Company acquired all of the outstanding common shares of Coral pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia). Coral shareholders were entitled to receive, for each Coral share held, consideration consisting of CAD $0.05 in cash and 0.80 of a unit of the Company, with each whole unit comprised of one common share and one-half of a common share purchase warrant. Each full warrant entitles the holder thereof to purchase one common share of the Company at a price of CAD $1.71 until November 19, 2022. If the daily volume-weighted average trading price of the Company's common shares on the TSX exceeds the warrant exercise price by at least 25% for any period of 20 consecutive trading days starting one year from the effective date of the proposed

2020 Annual Report     Management’s Discussion & Analysis
Coral acquisition, the Company will have the right to give notice in writing to the holders of the warrants that the warrants will expire 30 days following such notice, unless exercised prior thereto. The acquisition of Coral was completed on November 19, 2020. The common share purchase warrants were listed for trading on the TSX under the symbol “NSR.WT” at the opening of trading on November 26, 2020.
On December 23, 2020, the Company completed the acquisition of a 0.21% NSR royalty on the Blackwater Gold Project. The Company satisfied the first tranche of the purchase price payable to private vendors by issuing 791,854 common shares of the Company and by paying $0.9 million in cash. On January 11, 2021, the Company satisfied the second and last tranche of the purchase price by issuing 791,856 common shares of the Company and by paying $0.9 million in cash.
Please refer to Note 10 of the Financial Statements for details on the acquisitions completed during the year ended December 31, 2020.
Assets

GLOBALLY DIVERSIFIED PORTFOLIO
STRONG & DIVERSE OPERATORS

TROILUS
TROILUS GOLD
1% NSR
ARTEMIS GOLD INC
BLACKWATER
0.21% NSR
NEVADA GOLDMINES
ROBERTSON
1-2.25% SLIDING NSR GOLD
NEVADA GOLDMINES
SOUTH ARTURO (PRODUCING)
SILVER STREAM
NORTHERN VERTEX MINING CORP
MOSS (PRODUCING)
0.5-3% NSR GOLD
PREMIER GOLD MINES LIMITED
MERCEDES (PRODUCING)
SILVER STREAM
Mineros por el bienestar de todos
GUALCAMAYO (PRODUCING)
2% NSR ROYALTY OXIDES
1.5% NSR ROYALTY DCP
EQUINOXGOLD
RDM (PRODUCING)
1% NSR GOLD
allied GOLD CORP
BONIKRO (PRODUCING)
GOLD STREAM
BLYVOOR GOLD
BLYVOOR
GOLD STREAM
Heron Resources
WOODLAWN
SILVER STREAM
lundin mining
SURUCA
2% NSR ROYALTY OXIDES
2% NSR ROYALTY SULPHIDES
PREMIER GOLD LOAN
PREMIER GOLD MINES LIMITED
GUALCAMAYO DCP PAYMENT
Mineros

2020 Annual Report     Management’s Discussion & Analysis
Blyvoor Gold Stream – Blyvoor Gold (Pty.) Ltd.
The Blyvoor Gold Stream is a gold stream interest on the Blyvoor Gold mine located 75 kilometres southwest of Johannesburg in the Gauteng Province of South Africa. The Blyvoor Gold mine is owned and operated by Blyvoor Gold (Pty.) Ltd. (“Blyvoor Gold”), and is in its final construction and restart phase with initial production currently expected to commence in the first half of 2021.
The following is a summary of the material terms of the Blyvoor Gold Stream:
•For the first 300,000 ounces of gold delivered under the stream, a 10% gold stream on the first 160,000 ounces of gold produced within a calendar year, then 5% stream on any additional gold produced within the calendar year;
•following delivery of the first 300,000 ounces of gold, but until the production of the first 10.32 million ounces of gold, a 0.5% stream on the first 100,000 ounces of gold produced in each calendar year; and
•the gold production at the Blyvoor Gold Mine is subject to an ongoing payment of $572 per ounce.
The Blyvoor Gold Stream is secured by first ranking security over all of the present and after acquired property of Blyvoor Gold and the guarantors party to the Blyvoor Gold Stream agreement, against the property and assets of Blyvoor Gold.
Blyvoor Gold informed the Company that in response to COVID-19, strict health and safety measures were implemented. Following the visit of the Department of Minerals Resources and Energy relating to the inspection of the #5 sub-vertical shaft in September 2020, Blyvoor Gold received its final license which will allow them to access the deeper mining levels. Blyvoor Gold is now fully permitted. Blyvoor Gold expects to complete the plant construction and to commence processing operations in the first half of 2021. Mining operations have commenced on the upper levels and ore is currently hauled to surface.
Blyvoor Gold informed the Company that it continues to ramp up mining operations at the Blyvoor Gold Mine. Blasting activities are now fully operational and taking place daily. The process plant construction is complete and ore processing has commenced. The Company has commissioned a NI 43-101 technical report on the Blyvoor Gold Mine, which is expected to be completed in the first half of 2021.

2020 Annual Report     Management’s Discussion & Analysis
Bonikro Gold Stream – Allied Gold Corp.
The Bonikro Gold Stream is a gold stream on the Bonikro Gold Mine located in Côte d’Ivoire, approximately 250 kilometres north-west of the commercial capital Abidjan. The Bonikro Gold Mine is operated by Allied Gold Corp. (“Allied Gold”). The Bonikro mine consists of two primary areas namely Bonikro (37 km2 mining license) and Hiré (195 km2 mining license). A third area, Dougbafla is in the process of being converted from an exploration license into a mining license. Gold has been produced from the Bonikro open pit mine and through the Bonikro carbon-in-leach plant since 2008.
Allied Gold has informed the Company that they have been producing from the Akissi-So, Chapelle and Chapelle West extension pits.
The following is a summary of the material terms of the Bonikro Gold Stream:
•initially, delivery of 6% of refined gold in respect of each lot, until both (i) 650,000 ounces of refined gold have been outturned following the closing date of the stream agreement; and (ii) 39,000 ounces of refined gold have been delivered;
•thereafter, 3.5% of refined gold in respect of each lot, until both (i) 1,300,000 ounces of refined gold have been outturned; and (ii) 61,750 ounces of refined gold have been delivered;
•thereafter, 2% of refined gold in respect of each lot; and
•subject to an ongoing payment at the lesser of $400 per ounce and the gold market price on the business day immediately preceding the date of delivery.

The Bonikro Gold Stream is secured by first ranking security over all present and after acquired property of the seller and the guarantors party under the Bonikro Gold Stream agreement dated October 7, 2019.

Deliveries under the Bonikro Gold Stream were settled on a net cash basis as opposed to physical settlement until the beginning of June 2020. Since then, the Company has been receiving physical delivery of gold.

Mercedes and South Arturo Silver Stream – Premier Gold Mines Limited
The Mercedes and South Arturo Silver Stream is a silver stream interest on the Mercedes Mine and South Arturo Mine, which are located in Mexico and Nevada (USA), respectively. The Mercedes Mine is wholly-owned and operated by Premier Gold Mines Limited (“Premier Gold”) while the South Arturo Mine is 60% owned by Nevada Gold Mines LLC, a joint venture between Barrick Gold Corporation and Newmont Corporation, and 40% by Premier Gold. Both mines are currently in production.

Following the pandemic-related suspension of the Mercedes Mine operations, Premier Gold announced that ore production and processing resumed in July 2020. A new simplified operating plan with a more focused mining and development strategy has enhanced productivity, reduced costs, thus ensuring the mine’s ability to reliably deliver free cash flow. This optimized plan has consolidated production to one mine portal from five and reduced the mining rate to a target of 1,200 tonnes per day from 2,000 tonnes. Premier Gold now operates the processing plant on a campaign basis in alignment with the plan and crew rotations. The success of future exploration and delineation drill programs is expected to allow the production rate to eventually return to the plant’s nameplate capacity. (For further information, refer to Premier Gold’s press release dated July 21, 2020.)

2020 Annual Report     Management’s Discussion & Analysis
On December 16, 2020, Equinox Gold Corp. (“Equinox”) and Premier Gold announced the friendly acquisition of Premier Gold by Equinox and that the interest of Premier Gold in the South Arturo Mine will be spun out to a newly created company called i-80 Gold Corp (“i-80”), pursuant to a statutory plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) (the “Premier Gold Arrangement”). At the same time, they announced that there is expansion potential to increase production to 80,000 to 90,000 ounces of gold annually at the Mercedes Mine. It is expected that Equinox will become the owner and operator of the Mercedes Mine. Equinox operates seven mines globally, is very well capitalized and is led by a reputable management team with the ability to drive further productivity increases at the mine site. On February 23, 2021, Premier Gold announced that its securityholders have approved the acquisition by Equinox of all of the issued and outstanding common shares of Premier Gold pursuant to the Premier Gold Arrangement as well as the spin-off of certain assets of Premier Gold in i-80, including the interest of Premier Gold in the South Arturo Mine. In connection with the Premier Gold Arrangement, Equinox, Premier Gold and i-80 are negotiating with the Company certain amendments to the Mercedes and South Arturo Silver Stream and the Premier Gold Prepay Loan to give effect to the separation of i-80's business and commercial arrangements from those of Premier Gold’s.

Regarding the South Arturo Mine operations, Nevada Gold Mines had another exceptional year with production exceeding budget by over 30%. The strong performance was driven by higher production rates that averaged 694 tonnes per day processed. On January 19, 2021, Premier published a preliminary feasibility study on South Arturo which outlined an 8-year mine life and was based on a mineral resource estimate as at December 1, 2020 which included Nomad attributable reserves of 1.9 million ounces of silver (3.8Mt at 15.23g/t), measured and indicated resources of 4.0 million ounces of silver (20.0Mt at 6.19g/t) and an inferred mineral resource of 1.8 million ounces of silver (10.1Mt at 5.47g/t). In 2020, drill programs were completed at El Nino, with initial results suggesting the potential to expand underground resources and extend the mine life. A new mineral resource estimate will be completed in 2021 following receipt of all 2020 drilling results.
The following is a summary of the material terms of the Mercedes and South Arturo Silver Stream:
•Delivery of (i) 100% on the silver production from the Mercedes Mine and 100% on the silver production from the South Arturo Mine attributable to Premier Gold (40% attribution), until a total of 3.75 million ounces of refined silver have been delivered; and (ii) after a total of 3.75 million ounces of refined silver have been delivered, the delivery will be reduced to 30%;
•minimum annual delivery of 300,000 ounces of refined silver until the cumulative delivery of 2.1 million ounces; and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price.
The Mercedes and South Arturo Silver Stream is secured by, among other things, a continuing security interest and a second-ranking encumbrance.

2020 Annual Report     Management’s Discussion & Analysis
Woodlawn Silver Stream – Heron Resources Limited
The Woodlawn Silver Stream is a silver stream on the Woodlawn Mine located in Australia. The Woodlawn Mine is operated by Heron Resources and has been put into care and maintenance due to COVID-19 and other factors from the commissioning stage. The mine was historically mined via open pit and underground mining between 1978 and 1998 and primarily produced zinc, lead and copper concentrates.
The operations at the Woodlawn mine were suspended and the project has been put into care and maintenance (“C&M”) as of March 24, 2020, in response to a number of factors, including the COVID-19 pandemic, its impact on global demand for commodities, the price of zinc and the extraordinary travel restrictions imposed by the Australian federal and state governments.

As a result of the suspension of the operations at the Woodlawn Mine, Heron Resources sought, and received, waivers from its senior creditors, including from the Company, of certain covenants in respect of its principal credit agreement. On August 14, 2020, Heron Resources announced the commencement of a strategic process in relation to its Woodlawn Mine and the appointment of Azure Capital as financial advisor in connection with such strategic process. Azure Capital will have a broad mandate to explore various options for the Woodlawn Mine including refinancing, joint ventures, and partial or complete divestment. In support of this process, Heron Resources has received a further twelve-month extension of the senior facility waivers, including from the Company under the Woodlawn Silver Stream Agreement, until August 13, 2021. The Woodlawn Mine will remain on C&M until such time as the strategic process terminates or as otherwise agreed between Heron Resources and its stakeholders, including the Company.
The following is a summary of the material terms of the Woodlawn Silver Stream Agreement:
•The stream amount on payable silver is as follows:
•80% of the number of ounces of payable silver contained in the product until 2,150,000 ounces of refined silver have been sold and delivered;
•thereafter, 40% of the number of ounces of payable silver contained in the product until 3,400,000 ounces of refined silver have been sold and delivered;
•thereafter, 25% of payable silver for the remaining life of mine after; and
•subject to an ongoing payment of 20% of the prevailing silver market price for each ounce of silver acquired.
•The stream amount on payable zinc is as follows:
•Silver stream based on payable zinc where the amount of zinc is converted to silver at a rate of 170.2 ounces of silver per metric tonne of zinc;
•zinc stream rate of 0.30% until 140 tonnes of payable zinc have been delivered, thereafter, 1.15% until 910 tonnes of payable zinc delivered (in the aggregate), thereafter, 2.25% until 4,200 tonnes of payable zinc have been delivered (in the aggregate), and thereafter, 0.75% of payable zinc for the remaining life of the mine; and
•subject to an ongoing payment of 20% of prevailing silver market price.

2020 Annual Report     Management’s Discussion & Analysis
The Woodlawn Silver Stream is secured by, among other things, a security interest in all of the present and after acquired property of Tarago Operations Pty Ltd (the seller under the Woodlawn Silver Stream agreement dated June 29, 2017, as amended on October 4, 2019) and its subsidiaries, subject to certain permitted encumbrances and an intercreditor agreement.
On January 28, 2021, Heron Resources announced that the Woodlawn Mine site remains on C&M, with current activities focused on preserving mining and processing infrastructure for future re-start, along with environmental management of the site. During the fourth quarter of 2020, optimization studies and key work programs targeting value-add opportunities at the Woodlawn Mine were progressed or completed. Following the appointment of Azure Capital as financial advisor to explore strategic options for Woodlawn including refinancing, joint ventures, and partial or complete divestment, a full data room was established to support interested parties currently reviewing the project under confidentiality agreement. Under the current timetable for the strategic process, initial indicative non-binding proposals are expected to be received during the first quarter of 2021.

The Lead Marketing Fee Agreement
The Lead Marketing Fee Agreement consists of a 0.2% fee payable on each tonne of payable lead contained in the project lead concentrates of the Woodlawn mine until such time as the fees has been paid for and in respect of 100,000 tonnes of payable lead.
Blackwater Gold Royalty
The Blackwater Gold Royalty consists of a 0.21% NSR royalty on all metals and minerals produced from a specific mineral tenure which covers a portion of the Blackwater Gold Project. The Blackwater Gold Project is a development project located in central British Columbia, Canada and operated by Artemis Gold Inc. (“Artemis Gold”).
On February 9, 2021, Artemis Gold announced that it had submitted applications to the Government of British Columbia to undertake an early works construction program in respect of its Blackwater Gold Project in British Columbia, Canada. The construction program is designed to focus on clearing of key infrastructure areas including haul roads, the stage 1 tailing storage facility and camp areas. In addition, construction of the mine access road and plant-site bulk earthworks will be fast-tracked to facilitate early mobilization of the Engineering, Procurement and Construction contractor to site upon receipt of major works permits. The permitting process in respect of the construction program is expected to take several months with approvals anticipated in the second quarter of 2021.

2020 Annual Report     Management’s Discussion & Analysis
Gualcamayo Gold Royalty and DCP Commercial Production Payment – Mineros S.A
The Gualcamayo Gold Royalty consists of an NSR royalty on the Gualcamayo Mine which is located in the Province of San Juan, Argentina and is currently operated by Mineros S.A. The oxides component of the Gualcamayo mine is in production and has produced 2.01 million ounces of gold from both open pit and underground operations between the commencing of commercial production in 2009 and 2019, according to a NI 43-101 technical report entitled “Technical Report on the Gualcamayo Property, San Juan and La Rioja Provinces, Argentina” dated August 15, 2020 with an effective date of July 10, 2020, prepared for Mineros S.A. The deep carbonate project (“DCP”) component of the mine consists of a mineral resource located mainly to the west at the depth of the current mining operations and is at the pre-feasibility study stage of development.
Mineros S.A. has informed the Company that it is investing $8 million annually in near-mine exploration and infill drilling to increase mine life. Only 20% of the 20,000-hectare land package has been explored.

The details of the Gualcamayo Gold Royalty, including the DCP commercial production payment, are as follows:
•2% NSR royalty based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-DCP component of the mine; the maximum aggregate amount payable under the Gualcamayo Gold Royalty is capped at $50 million;
•1.5% NSR royalty on production from the DCP in perpetuity; and
•DCP commercial production payment of $30 million upon commencement of the DCP commercial production whereby the Company is entitled to be paid by Mineros Chile S.A. the DCP commercial production payment within five business days of commencement of the DCP commercial production. The Gualcamayo DCP component of the mine has not declared commercial production as at December 31, 2020.

Moss Gold Royalty – Northern Vertex Mining Corp.
The Moss Gold Mine is located in Arizona, U.S.A., and has been producing since 2018 by the operator Northern Vertex Mining Corp (“Northern Vertex”).
The Moss Gold Royalty consists of a 0.5% to 3% NSR royalty on all metals and minerals produced from specific claims within the Moss Gold Mine as follows:
•a 1.0% NSR royalty on certain patented lode claims with no other royalty within the Moss Gold Mine;
•a 0.5% overriding NSR royalty on all production within the Moss Gold Mine derived from certain patented load claims with other royalty interests; and
•a 3% NSR royalty on any and all production derived from 63 unpatented lode claims within the Moss Gold Mine and on public lands within one mile of Moss Gold Mine’s outside perimeter of the present claim boundary.

2020 Annual Report     Management’s Discussion & Analysis
Northern Vertex is conducting an aggressive exploration program with 3 drill rigs onsite to expand the resource with the aim at extending the mine life and testing district scale targets. Recent results intersected high grade at the Ruth Vein target, widespread mineralization within the Gold Bridge and West Extension targets located 1.5 kilometres west of the pit, and similar Moss pit mineralization at the West target. Phase II drilling program was initiated in November 2020 and will extend to February 2021, Phase II will focus on the high-grade Ruth Vein target, resource infill at Gold Bridge and target new discoveries within extensive stockwork gold and silver mineralization both on strike and at depth at the Moss Mine. The combined Phase I and II drilling programs will total 32,000 metres. In addition to the multi-phased exploration program, Northern Vertex continued to successfully implement a number of new initiatives to further optimize operations and reduce costs at the Moss Mine.
Premier Gold Prepay Loan – Premier Gold Mines Limited
The gold prepay loan investment is a senior-secured loan whereby an initial cash advance of $42.2 million was provided to Premier Gold in September 2016 (“Premier Gold Prepay Loan”). Pursuant to the Premier Gold Prepay Loan, Premier Gold was required to deliver at least 2,450 ounces of refined gold in each quarter of a calendar year until June 30, 2020. The Premier Gold Prepay Loan also bears interest at 6.5% payable quarterly in cash.
On March 4, 2020, an incremental term facility in the principal amount of $15.5 million to supplement the $42.2 million original term facility was made available to Premier Gold pursuant to the gold prepay credit agreement, which was amended and restated pursuant to a first amended and restated gold prepay agreement dated January 31, 2019.
As per the amended and restated gold prepay agreement, Premier Gold was required to continue delivering 2,450 ounces of refined gold until June 30, 2020 and is required to deliver 1,000 ounces of refined gold thereafter (subject to upward and downward adjustments in certain circumstances), until an aggregate of 16,900 ounces of refined gold have been delivered (as at June 30, 2020). As per the adjustments to the quarterly gold quantity and aggregate gold quantity provisions of the agreement ("Threshold Gold Price Clause"), if the quarterly average gold price is greater than $1,650 per ounce, then the aggregate gold quantity deliverable is reduced by 100 ounces of refined gold, effective as of the first day of the next quarter (and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold). As at December 31, 2020, an aggregate of 10,000 ounces of refined gold remained to be delivered under the gold prepay agreement before adjustment to Threshold Gold Price Clause.
The maturity date of the Premier Gold Prepay Loan was extended to June 30, 2023 pursuant to the second amendment and restatement of the agreement.
See “Mercedes and South Arturo Silver Stream – Premier Gold Limited” above for a description of the Premier Gold Arrangement.

2020 Annual Report     Management’s Discussion & Analysis
RDM Gold Royalty – Equinox Gold Corp.
The RDM Gold Royalty is an NSR royalty on the RDM Gold mine, which is located in the northern part of Minas Gerais, Brazil. The RDM Gold mine is operated by Mineração Riacho dos Machados, a wholly-owned Brazilian subsidiary of Equinox Gold Corp. (the company resulting from the combination of Equinox Gold Corp. and Leagold Mining Corporation pursuant to an arrangement that became effective on March 10, 2020) and is currently in production.
On February 9, 2021, Equinox announced an investment of $35 million in growth capital relating entirely to capitalized stripping for a pushback of the open-pit, providing lower strip access to the ore body in future years. As per Equinox disclosure, the RDM Gold mine production for 2021 is estimated at 55,000 to 60,000 ounces of gold with cash costs of $1,000 to $1,050 per ounce and all-in sustaining costs ("AISC") of $1,175 to $1,225 per ounce. AISC at the RDM Gold mine in 2021 includes $10 million of sustaining capital of which $6 million relates to increasing capacity of the tailings storage facility, with $2 million for equipment and $2 million for buildings and infrastructure.
The details of the RDM Gold Royalty are as follows:
•1% NSR royalty on the revenue related to the sale of gold;
•2% NSR royalty on the revenue related to sale of mineral products which originates in any other minerals (base metals); and
•payable on a semi-annual basis in February and August of each year.
Robertson Gold Royalty
The Robertson Gold Royalty consists of a 1.00% to 2.25% sliding scale NSR royalty on the Robertson property and is determined based on the observed gold price during each quarterly period of production based on the average LBMA Gold Price PM, as follows:

Average gold price during the quarter ($/ounce)	Applicable NSR royalty rate
Up to and including $1,200	1.00%
$1,200.01 to $1,400	1.25%
$1,400.01 to $1,600	1.50%
$1,600.01 to $1,800	1.75%
$1,800.01 to $2,000	2.00%
Over $2,000	2.25%

In the event that the Robertson property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick Cortez Inc. will make annual advance royalty payments of $0.5 million, which will be non-refundable and fully credited against any future obligations under the Robertson Gold Royalty.

The Robertson property is an advanced exploration project located in Nevada, USA and operated by Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”).

2020 Annual Report     Management’s Discussion & Analysis
On November 20, 2020, Barrick announced during their investor day presentation that the Robertson property was now included within the five-year plan at Cortez, with first production expected in 2025. As per current guidance, Cortez is forecasted to produce 750,000 to 850,000 ounces annually from 2021 to 2025. Additionally, on the exploration front, Barrick will be conducting drilling programs at the Robertson property and initiate earlier stage generative exploration work on the Pipeline-Robertson corridor.
On February 18, 2021, Barrick announced that total mineral resource growth at Cortez was principally driven by the Robertson open-pit and to a lesser extent, updated geological modelling at the Cortez Pits and Goldrush. A portion of inferred resources were upgraded to the indicated category at Robertson, and together with year-over-year total mineral resource growth, supports Barrick's plan for the deposit to contribute meaningfully to Cortez’s production profile starting in 2025. Cortez, Nevada, USA 17. At Cortez Hills, drilling from underground platforms continues to test extensions, with a focus on targeting feeder zones below the mine. Drilling targeting a 160 metre down-dip offset of known mineralization along a potential feeder structure confirmed the presence of metasomatism and sulfidation. The drilling yielded two significant intervals, including 7.8 metres at 7.8 g/t Au, extending previous mineralization adjacent to the mine, and a second 8.7 metres at 4.8 g/t Au, supporting the interpretation of a feeder structure along the Hanson Fault. These results, along with those reported in the second quarter of 2020, are early stage but conceptually encouraging. Additional drill programs further testing the feeders and other ore controlling features are planned in the first quarter of 2021. On the western side of the district, sectional interpretation is ongoing between the Carlin-type Pipeline and Crossroads deposits as well as the intrusive-related mineralization at Robertson five kilometres to the north. The operator stated that the relationship between the deposits is unclear and understanding the geology and mineralization potential between them is a priority for Barrick.
Suruca Gold Royalty – Lundin Mining Corporation
The Suruca Gold Royalty is a 2% NSR royalty on the Suruca gold deposit upon which the Suruca project is being developed. The Suruca project is located in Goias State, Brazil approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. The Suruca project is a gold-bearing development project operated by Mineração Maracá Indústria e Comércio S.A., the owner of the Chapada Copper-Gold Mine and a subsidiary of Lundin Mining Corporation. The Suruca project is located approximately seven kilometres north-east from the Chapada Copper-Gold mine. The Suruca project is not yet in production.

2020 Annual Report     Management’s Discussion & Analysis
Troilus Gold Royalty – Troilus Gold Corp.
The Troilus Gold Royalty consists of a 1% NSR royalty on all metals and minerals produced from 81 mining claims and one surveyed mining lease comprising the Troilus Gold Project. The Troilus Gold Project is an advanced gold exploration project located within the Frotêt-Evans Greenstone Belt in Québec, Canada and operated by Troilus Gold Corp. (“Troilus”). From 1996 to 2010, Inmet Mining Corporation operated the Troilus project as an open pit mine, producing more than 2,000,000 ounces of gold and nearly 70,000 tonnes of copper as disclosed in the Preliminary Economic Assessment of the Troilus Gold Project dated October 14, 2020 with an effective date of August 2020 (see Troilus' press release dated January 21, 2021) (“PEA”).
In early 2021, Troilus reported positive results on the Southwest zone, including a 200-metre step-out hole which intersected high-grade gold-bearing mineralization between 50 metres and 450 metres from surface, and located outside of the NI 43-101 mineral resource envelope and the open pit proposed in the PEA. Subsequently, on March 16, 2021, Troilus reported additional assay results from the Southwest zone, expanding the mineralized strike length by a further +25%. Troilus announced that for the winter 2021, it is implementing a 7,000 metres per month drilling program with the objective of expanding the mineral resource estimate at the Southwest Zone, definition drilling in the Z87 and J Zone and geotechnical drilling in support of the Pre-Feasibility Study. A Pre-Feasibility Study is expected to be published later in 2021 and an Environmental Impact Study targeted for early 2022 for the Troilus Gold Project.
Qualified Persons
The technical and scientific information contained in this MD&A relating to properties and operations on the properties on which the Company holds royalty, stream or other interests has been reviewed and approved in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) by Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad, a “qualified person” as defined in NI 43-101.

Basis of Presentation of the Financial Statements
The financial statements for the years ended December 31, 2020 represent activities, assets and liabilities of Nomad since the closing of the RTO Transaction on May 27, 2020. For dates and periods before the closing of the RTO Transaction, as Orion Fund II Portfolio was deemed to be the acquirer of Nomad, the Financial Statements are based on the combined carve-out financial statements of Orion Fund II Portfolio representing the activities, assets and liabilities of the Orion Fund II Portfolio on a “carve-out” basis, rather than representing the legal structure. For all periods before the closing of the RTO Transaction presented in the Financial Statements, the economic activities related to the Orion Fund II Portfolio are combined as they were under common control.

2020 Annual Report     Management’s Discussion & Analysis
Selected Financial Information
The following tables present selected financial information. All amounts are expressed in thousands of U.S. dollars, except gold equivalent ounces earned and sold, per ounce amounts and per share amounts.

	Three months ended December 31,		Years ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Operational measures:
Gold equivalent ounces earned(¹)	3,587	3,084	13,973	12,233
Gold equivalent ounces sold(¹)	3,587	3,084	14,870	12,233

Statement of comprehensive income:
Revenue	6,784	4,613	26,766	17,377
Gross profit	1,723	48	4,533	116
Operating income (loss)	529	1,461	(18,955)	1,958
Net income	11,264	1,461	20,111	1,958
Net income per share (basic)	0.02	0.00	0.05	0.01
Net income per share (diluted)	0.01	0.00	0.04	0.01

Non-IFRS measures:
Cash operating margin(¹)	5,854	4,424	24,076	16,703
Total cash costs(¹)	930	189	2,690	674
Adjusted net income(¹)	1,327	3,169	9,704	11,664
Adjusted net income per share (basic and diluted)(¹)	0.00	0.01	0.02	0.04

Cash flows:
Operating cash flows	4,778	7,614	20,398	14,964
Investing cash flows	4,842	(3,000)	(19,449)	(50,000)
Financing cash flows	(2,131)	(4,614)	21,568	35,036

	As at December 31, 2020	As at December 31, 2019
	$	$
Consolidated balance sheets:
Cash	22,517	—
Total assets	290,028	76,255
Working capital(²)	27,418	6,907
(1) This measure is a non-IFRS measure. Please refer to section Non-IFRS and Other Measures of this MD&A.
(2) Working capital is defined as current assets less current liabilities.

2020 Annual Report     Management’s Discussion & Analysis
Review of Performance for the three months ended December 31, 2020
For the three months ended December 31, 2020, revenue was $6.8 million compared with $4.6 million for the corresponding period in 2019. The increase of $2.2 million is primarily due to an increase of 25% in gold prices and an increase of 16% of gold equivalent ounces sold(1), mainly attributable to the revenue generated by the Bonikro Gold Stream (acquired on May 27, 2020), the RDM Gold Royalty (acquired on May 27, 2020) and the Moss Gold Royalty (acquired on September 28, 2020).

For the three months ended December 31, 2020, net income and cash flows provided from operating activities were $11.3 million and $4.8 million, respectively, compared with $1.5 million and $7.6 million, respectively, for the corresponding period in 2019. The variations are primarily due to the following factors:
•An increase in revenue of $2.2 million (as described above) and a decrease in purchased cost of gold and silver of $1.3 million related to the decrease in ounces received from the Premier Gold Prepay Loan (in line with the amended and restated gold prepay agreement as described in the section Assets under Premier Gold Prepay Loan – Premier Gold Mines Limited), partially offset by an increase in depletion expenses of $1.8 million, mainly related to the Bonikro Gold Stream and the Moss Gold Royalty.
•A non-cash gain of $6.4 million related to the decrease in the fair value of the liability for the conversion option of the deferred payment to the Yamana Group mainly related to the impact of the decrease in the Company’s share price since September 30, 2020.
•An income tax recovery of $4.7 million mainly related to the appreciation of the Canadian dollar against the US dollar, as the Company's reporting currency for tax purposes was Canadian dollars in 2020.
Partially offset by:
•A $1.5 million decrease of the fair value of the Premier Gold Prepay Loan due to the decrease in ounces to be delivered from the Premier Gold Prepay Loan, offset by an increase in gold price.
•Share-based compensation of $0.6 million related mainly to expensing over the vesting period of share options, restricted share units and deferred share units issued to officers and directors as part of the annual long-term incentive plan since the closing of the RTO Transaction.
•Finance costs of $0.4 million related to the effective interest rate of the deferred payment to the Yamana Group and fees incurred in connection with the revolving credit facility closed in August 2020.
The following tables summarize the gold equivalent ounces earned and sold, the revenue and cash flows from operating activities for the producing royalty, stream and other interests for the three months ended December 31, 2020 and 2019:
1 Gold equivalent ounces sold is a non-IFRS measure. Please refer to section Non-IFRS measures of this MD&A.

2020 Annual Report     Management’s Discussion & Analysis

	For the three months ended December 31, 2020
	Gold equivalent ounces earned(¹)	Gold equivalent ounces sold(¹)	Revenues (in $000s)	Cash operating margin(1) (in $000s)
Premier Gold Prepay Loan	900	900	1,697	1,697
Bonikro Gold Stream – in-kind delivery	1,524	1,524	2,851	2,242
Mercedes and South Arturo Silver Streams	841	841	1,632	1,311
RDM Gold Royalty	211	211	396	396
Moss Gold Royalty	111	111	208	208
Total	3,587	3,587	6,784	5,854

(1) Gold equivalent ounces earned, gold equivalent ounces sold and cash operating margin are non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.

	For the three months ended December 31, 2019
	Gold equivalent ounces earned(¹)	Gold equivalent ounces sold(¹)	Revenues (in $000s)	Cash operating margin(1) (in $000s)
Premier Gold Prepay Loan	2,450	2,450	3,669	3,669
Mercedes and South Arturo Silver Streams	560	560	832	665
Woodlawn Silver Stream	74	74	112	90
Total	3,084	3,084	4,613	4,424

(1) Gold equivalent ounces earned, gold equivalent ounces sold and cash operating margin are non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.
Review of Performance for the year ended December 31, 2020
For the year ended December 31, 2020, revenue was $26.8 million compared with $17.4 million for the corresponding year in 2019. The increase of $9.4 million is primarily due to an increase of 26% in gold prices and an increase of 22% of gold equivalent ounces sold(1), mainly attributable to the revenue generated by the Bonikro Gold Stream (acquired on May 27, 2020), the RDM Gold Royalty (acquired on May 27, 2020), the Moss Gold Royalty (acquired on September 28, 2020) and the Woodlawn Silver Stream (see details below).
For the year ended December 31, 2020, net income and cash flows from operating activities were $20.1 million and $20.4 million, respectively, compared with $2.0 million and $15.0 million, respectively, for the corresponding year in 2019. The increases are primarily due to the following factors:
•An increase in revenue of $9.4 million (as described above) and a decrease in purchased cost of gold and silver of $0.3 million, partially offset by an increase in depletion expenses of $5.3 million related to the Bonikro Gold Stream, the RDM Gold Royalty, the Moss Gold Royalty and the Woodlawn Silver Stream.

(1) Gold equivalent ounces sold is a non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.

2020 Annual Report     Management’s Discussion & Analysis
•In connection with the RTO Transaction, an income tax recovery of $35.1 million was recorded on May 27, 2020 to reflect the increase in the tax bases of the assets held by Orion Portfolio Fund II as a result of their migration to Canada for tax purposes following the RTO Transaction. An additional tax recovery of $7.2 million was recorded mainly due to the appreciation of the Canadian dollar against the US dollar, as the Company's tax reporting currency was Canadian dollars in the fiscal year 2020. This amount is offset by the recognition of listing expenses of $23.5 million related to the RTO Transaction on May 27, 2020 (see Note 6 to the Financial Statements).
•A $1.2 million increase of the fair value of the gold prepay loan due to the increase in gold price during the year ended December 31, 2020.
Partially offset by:
•Share-based compensation of $2.7 million related mainly to share-based compensation for an amount of $1.2 million resulting from the issuance of a special one-time grant of share options and restricted share units to officers at the closing of the RTO Transaction and $1.5 million from the expensing over the vesting period of share options, restricted share units and deferred share units issued to officers and directors as part of the annual long-term incentive plan since the closing of the RTO Transaction .
•A $1.7 million increase in the fair value of the liability related to the conversion option of the deferred payment to the Yamana Group mainly related to the impact of the increase in the Company’s share price since May 27, 2020.
•Finance costs of $0.8 million related to the effective interest rate of the deferred payment to the Yamana Group and fees incurred in connection with the revolving credit facility closed in August 2020.
The following tables summarizes the gold equivalent ounces earned and sold, the revenue and cash flows from operating activities for the producing royalty, stream and other interests for the years ended December 31, 2020 and 2019:

	For the year ended December 31, 2020
	Gold equivalent ounces earned(¹)	Gold equivalent ounces sold(1)	Revenues (in $000s)	Cash operating margin(1) (in $000s)
Premier Gold Prepay Loan	6,700	6,700	11,689	11,689
Bonikro Gold Stream – cash settled	322	322	425	425
Bonikro Gold Stream – in-kind delivery	3,722	3,722	7,029	5,541
Mercedes and South Arturo Silver Streams	1,823	2,720	5,083	4,107
Woodlawn Silver Stream	675	675	1,154	928
RDM Gold Royalty	620	620	1,178	1,178
Moss Gold Royalty	111	111	208	208
Total	13,973	14,870	26,766	24,076
(1) Gold equivalent ounces earned, gold equivalent ounces sold and cash operating margin are non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.

2020 Annual Report     Management’s Discussion & Analysis

	For the year ended December 31, 2019
	Gold equivalent ounces earned(1)	Gold equivalent ounces sold(1)	Revenues (in $000s)	Cash operating margin(1) (in $000s)
Premier Gold Prepay Loan	9,800	9,800	14,015	14,014
Mercedes and South Arturo Silver Streams	2,359	2,359	3,250	2,599
Woodlawn Silver Stream	74	74	112	90
Total	12,233	12,233	17,377	16,703
(1) Gold equivalent ounces earned, gold equivalent ounces sold and cash operating margin are non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.
Review of Balance Sheet
Assets
Total assets were $290.0 million as at December 31, 2020 compared to $76.3 million as at December 31, 2019. The non-current assets are comprised of the non-current portion of the gold prepay loan, royalty, stream and other interests and deferred tax assets. The increase of $213.7 million is mainly due to the acquisitions of the Bonikro Gold Stream and the Yamana Portfolio described in the section Reverse Take-over Transaction, the deferred tax assets mainly resulting from the RTO Transaction and the royalty acquisitions described in section Acquisition of Assets. Current assets primarily comprise cash, amounts receivable, the current portion of the Premier Gold Prepay Loan and other current assets. The increase in current assets of $24.5 million relates mainly to the net proceeds of $9.0 million received from the private placement completed on May 27, 2020 concurrently to the RTO Transaction, the cash acquired in connection with acquisitions of the Bonikro Gold Stream and other royalties and the increase of the sales of gold and silver.
Liabilities
Total liabilities as at December 31, 2020 primarily comprise an amount of $12.1 million related to the Deferred Payment payable to the Yamana Group and the related conversion option described in section Reverse Take-over Transaction of this MD&A.
Equity
Shareholders’ total equity increased by $197.7 million as at December 31, 2020 compared to December 31, 2019, reflecting the impact of the RTO Transaction described in section Reverse Take-over Transaction of this MD&A. Concurrently, the Company received net proceeds of $9.0 million from issuance of shares from the private placement completed on May 27, 2020. The Company also issued shares and warrants in consideration for the acquisition of assets as described in the section Acquisition of Assets.

2020 Annual Report     Management’s Discussion & Analysis
Quarterly Information
Selected quarterly financial and statistical information for the most recent eight quarters is set out below (in thousands of dollars, except for amounts per share):

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Cash	22,517	15,028	12,239	4,692	—	—	—	—
Total assets	290,028	244,871	224,716	91,563	76,255	79,081	61,736	45,521
Total revenue	6,784	7,568	6,038	6,376	4,613	4,276	4,290	4,198
Cost of purchased cost of gold and silver	2,632	2,753	4,599	4,380	3,920	3,762	3,620	3,368
Net income (loss)	11,264	526	7,265	1,056	1,461	373	127	(3)
Basic net income (loss) per share	0.02	0.00	0.02	0.00	0.00	0.00	0.00	0.00
Diluted net income (loss) per share	0.01	0.00	0.02	0.00	0.00	0.00	0.00	0.00
Cash flow from operating activities	4,778	5,243	4,813	5,564	7,614	1,497	2,443	3,410
Average gold price	1,874	1,909	1,711	1,583	1,481	1,472	1,309	1,304
GEOs earned(¹)	3,587	3,769	3,698	2,920	4,066	2,860	3,092	3,197
GEOs sold(¹)	3,587	3,933	3,534	3,816	3,084	2,860	3,092	3,197
(1) Gold equivalent ounces sold is a non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.
Liquidity and Capital Resources
As of December 31, 2020, the Company had cash of $22.5 million (December 31, 2019 – nil) and working capital of $27.4 million (December 31, 2019 – $6.9 million).
On August 17, 2020, the Company entered into a credit agreement for a $50 million revolving credit facility (the “Credit Facility”) with an option to increase to $75 million, subject to satisfaction of certain conditions. The Credit Facility is secured by all of the Company’s assets and has an 18-month term, extendable through mutual agreement between Nomad and the lenders. Drawn funds will bear interest at a US base rate or LIBOR (or a successor rate in the event that LIBOR is no longer available) plus applicable margins between 2.25% and 4.25% depending on the Company’s leverage ratio. The Credit Facility is also subject to a standby fee of 0.73125% to 0.95625% depending on the Company's leverage ratio. Deferred financing costs are classified as Other assets and are amortized over the term of the Credit Facility. For the year ended December 31, 2020, amortization of $105,000 was recorded as Finance costs. As at December 31, 2020, no amount was drawn under the Facility.
In connection with the Credit Facility, the Company is subject to certain covenants, including the Company's leverage ratios and certain other non-financial requirements. As at December 31, 2020, the Company is in compliance with all covenants under the Credit Facility. The Company intends to use the Credit Facility for future royalty and stream acquisitions.
The Company’s cash requirements include administration costs, payments related to the contractual obligations and commitments on the producing stream agreements and expected dividend payment. Because of the nature of the Company’s operations, there are limited requirements for capital

2020 Annual Report     Management’s Discussion & Analysis
expenditures and cash flows used in investing activities are mainly for the acquisition of royalties, streams, or other similar interests. Such acquisitions are discretionary, and consideration paid is generally satisfied by cash payments, issuance of shares or other equity instruments. The Company considers the current cash resources, credit facilities and future cash flows to be sufficient to cover the commitments, operating and administrative expenses, and dividend payments.
Cash Flows
Cash flows from operating activities
During the year ended December 31, 2020, the Company generated operating cash flows of $20.4 million, compared with $15.0 million during the comparable year of 2019. The increases are in the sections Review of performance for the year ended December 31, 2020 above.
Cash flows used in investing activities
During the year ended December 31, 2020, cash flows used in investing activities amounted to $19.4 million compared to $50.0 million for 2019. These amounts include $15.5 million invested in the Premier Gold Prepay Loan in 2020 (nil in 2019). Cash flows used in investing activities for the year ended December 31, 2020 also include the cash consideration paid to the Yamana Group for the acquisition of the Yamana Portfolio and the cash considerations paid in connection with the acquisitions described in section Acquisition of Assets, offset by cash acquired of $11.3 million from the acquisition of the Bonikro Gold Stream, the Moss Gold Royalty and the Robertson Gold Royalty. Comparatively, cash flows used in investing activities for the year ended December 31, 2019 include $50.0 million paid for the acquisitions of the Blyvoor Gold Stream, the Mercedes and South Arturo Silver Stream and the Woodlawn Silver Stream.
Cash flows from financing activities
During the year ended December 31, 2020, cash flows provided by financing activities amounted to $21.6 million and relate mainly to net proceeds of $9.0 million received from private placement completed on May 27, 2020 and net parent investment prior to the RTO Transaction of $15.2 million compared with net parent investment of $35.0 million for the corresponding year in 2019. The Company also paid dividends of $2.0 million during the year ended December 31, 2020.
Contractual Obligations and Commitments
The following table summarizes the Company’s commitments to pay for gold and silver to which it has the contractual right pursuant to the associated agreements:

2020 Annual Report     Management’s Discussion & Analysis

	Attributable Payable Production to be Purchased		Per Ounce Cash Payment		Term of Agreement	Date of contract
Stream interest(¹)	Gold	Silver	Gold	Silver
Blyvoor Gold Stream	10%	—	Lesser of spot price or $572	—	Expires at 10,320,000 oz. delivered	Aug. 2018
Woodlawn Silver Stream	—	80%	—	20% of spot price	10 years after mining activity ceases	Jun. 2017 and Oct. 2019
Mercedes and South Arturo Silver Stream	—	100%	—	20% of spot price	40 years from Jan. 31, 2019	Jan. 2019 and Mar. 2020
Bonikro Gold Stream	6%	—	Lesser of spot price or $400	—	Life of mine	Oct. 2019
(1) Refer to the Assets section of this MD&A for specific delivery terms of each stream agreement.

2020 Annual Report     Management’s Discussion & Analysis
Share Capital
As at March 30, 2021, the Company had 566,231,380 common shares, 11,624,530 stock options and 22,881,734 common share purchase warrants outstanding. The Company also had 1,461,300 restricted share units and 673,800 deferred share units outstanding. Pursuant to the deferred payment payable to the Yamana Group and based on the CAD $/US$ daily exchange rate published by the Bank of Canada on March 30, 2021, 14,084,507 common shares would be issuable should the conversion option be exercised on such date.
Related Party Transactions
Prior to the RTO Transaction on May 27, 2020 and separation of the Orion Fund II Portfolio as a stand-alone public entity, the Orion Fund II Portfolio was managed and operated in the normal course of business by Orion Mine Finance Management II Limited along with other Orion Group operations and not as a separate business. Please refer to Note 24 of the Financial Statements for details on the related party transactions for the years ended December 31, 2020 and 2019.
Non-IFRS and Other Measures
The Company used, throughout this document, certain non-IFRS performance measures, including (i) adjusted net income and adjusted net income per share (ii) cash operating margin and cash operating margin per ounce and (iii) average cash cost and average cash cost per ounce.
These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
In addition to the non-IFRS performance measures described below, the Company's royalty and stream revenues are converted to gold equivalent ounces (“GEOs”) by dividing the gold royalty and stream revenues for a specific period by the average realized gold price per ounce for the same respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period.
Adjusted Net Income and Adjusted Net Income per Share
Adjusted net income and adjusted net income per share are calculated by removing the effects of the non-cash cost of sales related to the gold prepay loan, the listing expenses and the income tax recovery resulting from the RTO Transaction, the non-cash change in fair value of the conversion option for the Deferred Payment to the Yamana Group and the non-cash change in fair value of gold prepay loan. The Company believes that, in addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.
The following table provides a reconciliation of adjusted net income and adjusted net income per share (basic and diluted) (in thousands of dollars, except for amounts per share).

2020 Annual Report     Management’s Discussion & Analysis

	Three months ended December 31,		Years ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Net income	11,264	1,461	20,111	1,958

Adjustments:
Non-cash cost of sales related to the gold prepay loan	1,702	3,731	11,674	13,996
Change in fair value of gold prepay loan	(487)	(2,023)	(5,454)	(4,290)
Listing expenses	—	—	23,492	—
Change in fair value of conversion option	(6,366)	—	1,693	—
Income tax expense recovery	(4,786)	—	(41,812)	—

Adjusted net income	1,327	3,169	9,704	11,664

Weighted average number of shares
Basic (in thousands)	543,298	327,718	446,616	327,718
Diluted (in thousands)	560,885	327,718	450,753	327,718

Adjusted net income per share (basic and diluted)	0.00	0.01	0.02	0.04

Cash Operating Margin and Cash Operating Margin per Ounce
Cash operating margin is calculated by subtracting the average cash cost of gold and silver on a per ounce basis from the average realized selling price of gold and silver on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.
The following table provides a reconciliation of cash operating margin and cash operating margin per ounce (in thousands of dollars, except for amounts per share or per ounce).

2020 Annual Report     Management’s Discussion & Analysis

	Three months ended December 31,		Years ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Cash operating margin per ounce
Total revenue
Gold sold	4,548	3,669	18,718	14,015
Silver sold	1,632	944	6,237	3,362
Cash received	604	—	1,811	—
	6,784	4,613	26,766	17,377

Total gold ounces sold	2,424	2,450	10,422	9,800
Total silver ounces sold	64,568	54,225	301,384	208,877

Total gold ounces earned (in kind)	2,424	2,450	10,422	9,800
Total gold ounces earned (cash)	322	—	1,053	—
Total silver ounces earned	64,568	138,209	217,401	292,861

Average realized price of gold (per ounce)	1,876	1,498	1,796	1,430
Average realized price of silver (per ounce)	25.28	17.41	20.69	16.10

Less:
Average cash cost of gold (per ounce)¹	251	—	143	—
Average cash cost of silver (per ounce)¹	4.97	3.49	3.98	3.23

Cash operating margin per ounce of gold sold	1,625	1,498	1,653	1,430
Cash operating margin per ounce of silver sold	20.31	13.92	16.71	12.87

Cash operating margin
Total revenue	6,784	4,613	26,766	17,377
Cash cost of sales¹	930	189	2,690	674

Cash operating margin	5,854	4,424	24,076	16,703
Cash operating margin (% of total revenue)	86%	96%	90%	96%
¹ See reconciliation of average cash cost of gold and silver and cash cost of sales below.

2020 Annual Report     Management’s Discussion & Analysis
Average Cash Cost and Average Cash Cost per Ounce
Average cash cost of gold and silver on a per ounce basis is calculated by dividing the total cost of sales, less depletion and non-cash costs of sales related to the gold prepay loan, by the ounces sold. In addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison with other streaming and royalty companies in the precious metals mining industry who present similar measures of performance.
The following table provides a reconciliation of average cash cost and average cash cost per ounce (in thousands of dollars, except for amounts per share or per ounce).

	Three months ended December 31,		Years ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Cost of sales	5,061	4,565	22,233	17,261
Less: Depletion	(2,429)	(645)	(7,869)	(2,591)
Less: Purchased cost of gold ounces received related to the gold prepay loan (non-cash)	(1,702)	(3,731)	(11,674)	(13,996)
Cash cost of sales	930	189	2,690	674

Cash cost of sales is comprised of:
Total cash cost of gold sold	609	—	1,489	—
Total cash cost of silver sold	321	189	1,201	674
	930	189	2,690	674

Total gold ounces sold	2,424	2,450	10,422	9,800
Total silver ounces sold	64,568	54,225	301,384	208,877

Average cash cost of gold (per ounce)	251	—	143	—
Average cash cost of silver (per ounce)	4.97	3.49	3.98	3.23

Off-balance Sheet Items
There are no off-balance sheet arrangements.

2020 Annual Report     Management’s Discussion & Analysis
Risks and Uncertainties
The Company holds royalty, stream and gold prepay loan interests and operates in an industry that is dependent on a number of factors that include environmental, legal, operational/execution, financing and political risks, the discovery of economically recoverable reserves and the ability of third-parties to develop, construct and operate assets and to maintain economically feasible production. The occurrence of any of these risks or any of the risks listed below could adversely affect the operating results and the financial condition of the Company could be seriously harmed and investors may lose a significant proportion of their investment. In addition, Nomad is exposed to the following financial risks:
Commodity Price Risk
Revenue, cash flow and net income from any of Nomad’s royalty, stream and gold prepay loan will be influenced by the price of gold and silver and by the relationship of such prices to the pre-determined cost of purchasing gold and silver. Such prices can fluctuate widely and are affected by numerous factors beyond the control of Nomad.
Foreign Exchange Risk
The functional currencies of Nomad and its subsidiaries is the U.S. dollar. The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, amounts receivables and accounts payable and accrued liabilities denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities as at December 31, 2020, a 5% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net loss.
In addition, the fair value of the Deferred Payment’s Conversion Option is affected by the Canadian dollar exchange rate. A 5% increase in the foreign exchange rate would result in a decrease in income before income taxes of $354,000.
Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash-flows associated with the instrument will fluctuate due to changes in market interest rates.
The Company’s interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant. Other financial assets are not exposed to interest rate risk because they bear interest at fixed rates.
The Company’s exposure to interest rate risk fluctuation on the fair value of the Premier Gold Prepay Loan and the Conversion option is not significant, as the interest rate was fixed at inception.
Please refer to the section entitled “Risk Factors” of the Company's annual information form dated March 30, 2021 for its fiscal year ended December 31, 2020, which is available under the Company's profile on SEDAR at www.sedar.com for a broader list of risks relating to the Company.

2020 Annual Report     Management’s Discussion & Analysis
Critical Accounting Estimates and Judgements
Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.
Critical accounting estimates and assumptions and critical judgements in applying the Company’s accounting policies are detailed in Note 5 to the Financial Statements for the year ended December 31, 2020, which is available under the Company's profile on SEDAR at www.sedar.com.
Adoption of New Accounting Standards
Please refer to Note 4 to the Financial Statements for the new standard effective for the first time for the annual periods beginning on or after January 1, 2020 and for the new standards and interpretations not yet adopted.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and Chief Financial Officer, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at December 31, 2020.
Management’s Report on Internal Control over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Chief Executive Officer and Chief Financial Officer, together with management, have evaluated and concluded that, to the best of their knowledge, the Company’s internal controls over financial reporting were appropriately designed and effective as at December 31, 2020.
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

2020 Annual Report     Management’s Discussion & Analysis
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Subsequent Events to Year-end
On February 19, 2021, the Board of Directors of the Company declared a quarterly dividend of CAD $0.005 per common share payable on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.
Cautionary Note Regarding Forward-Looking Information
Certain statements in this MD&A may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “plans”, “expects”, “is expected”, “estimates”, “continues”, “outlook”, “believes”, “predicts”, “anticipates” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “should”, “would”, “might”, “will”, “occur” “likely” or “be achieved”. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this MD&A.
Forward-looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, those described under “COVID-19” and “Risks and Uncertainties” in this MD&A as well as those described under section “Risk Factors” in the Company's annual information form dated March 30, 2021 for its fiscal year ended December 31, 2020, which is available under the Company`s profile on SEDAR at www.sedar.com. Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, management cannot assure readers that actual results will be consistent with these forward-looking statements.
The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of both known and unknown risks. Readers should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they

2020 Annual Report     Management’s Discussion & Analysis
are based might not occur. Readers are cautioned that the foregoing lists of factors are not exhaustive. Each of the forward-looking statements contained in this MD&A is expressly qualified by this cautionary statement.
These forward-looking statements are made as of the date of this MD&A. Subject to applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.